Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                                August 28, 2014


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1218
                     MLP & Energy Funds Portfolio, Series 7
                       File Nos. 333-197625 and 811-03763
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Dear Mr. Bartz:

      This letter is in response to your comment given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1218, filed on July 25, 2014 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the MLP & Energy Funds Portfolio, Series 7 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Investment Strategy

      1. The "Principal Investment Strategy" section states that the Trust may invest in closed-end funds that invest in high-yield of "junk" bonds, foreign securities or securities issued by companies headquartered or incorporated in emerging market countries. Please add disclosure about the risks of investing in such securities in the "Principal Risks" section.

      Response: Even though such securities may be included in the closed-end funds held by the portfolio, we include risks based upon the final portfolio. If such securities are selected for the portfolio of this Trust, we will add the appropriate risk disclosures.

      We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren